AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

03045331

20 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad ("Amsteel")

We enclose herewith a copy of the General Announcement dated 19 November 2003, Re: Financial Result for the first quarter ended 30 September 2003 for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **19-11-2003 02:49:17 PM**
Reference No **AA-031119-576F3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**30-09-2003**
*** Quarter**	:	● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
*** Financial Year End**	:	**30-06-2004**
*** The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

AMSTEEL1klse.xl ACB.doc LICB.doc SCB.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30-09-2003	**30-09-2002**	**30-09-2003**	**30-09-2002**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	**580,574**	**1,483,901**	**580,574**	**1,483,901**
2	Profit/(loss) before tax	**-5,507**	**-8,206**	**-5,507**	**-8,206**

AMSTEEL CORPORATION BERHAD (20667-M)

3	Profit/(loss) after tax and minority interest	-26,432	-57,191	-26,432	-57,191
4	Net profit/(loss) for the period	-26,432	-57,191	-26,432	-57,191
5	Basic earnings/(loss) per share (sen)	-1.99	-22.70	-1.99	-22.70
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.0700	0.1100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-09-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-09-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	57,469	112,571	57,469	112,571
2	Gross interest income	29,618	10,367	29,618	10,367
3	Gross interest expense	49,667	118,350	49,667	118,350

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 NOV 2003

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the First Quarter Ended 30 September 2003

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2003
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2002 RM'000	CURRENT YEAR TO DATE 30/9/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2002 RM'000
Revenue		580,574	1,483,901	580,574	1,483,901
Operating expenses		(552,723)	(1,411,006)	(552,723)	(1,411,006)
Other operating income		29,618	39,676	29,618	39,676
Profit from operations		57,469	112,571	57,469	112,571
Finance costs		(49,667)	(118,350)	(49,667)	(118,350)
Share in results of associated companies and joint-ventures		(13,309)	(2,427)	(13,309)	(2,427)
Loss before taxation		(5,507)	(8,206)	(5,507)	(8,206)
Taxation	17	(11,665)	(17,438)	(11,665)	(17,438)
Loss after taxation		(17,172)	(25,644)	(17,172)	(25,644)
Minority interests		(9,260)	(31,547)	(9,260)	(31,547)
Net loss for the period		(26,432)	(57,191)	(26,432)	(57,191)
Loss per share (sen):	25				
- Basic		(1.99)	(22.70)	(1.99)	(22.70)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the first quarter ended 30 September 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		1,319,288	1,364,165
Land and development expenditure		163,691	199,111
Investment properties		249,199	249,199
Associated companies		468,305	481,016
Interest in joint-ventures		-	31
Long term investments		1,216,793	1,197,229
Goodwill on consolidation		61,264	61,959
Other intangible assets		13,274	13,856
Current assets			
- Inventories		210,889	206,801
- Land and development expenditure		231,853	189,954
- Trade receivables		102,158	101,061
- Other receivables, deposits and prepayments		681,567	697,020
- Deposits, cash and bank balances		330,544	281,869
		1,557,011	1,476,705
Current liabilities			
- Trade payables		375,371	336,077
- Other payables		694,474	705,231
- Short term borrowings	21	516,694	545,223
- Tax liabilities		61,441	50,066
		1,647,980	1,636,597
Net current liabilities		(90,969)	(159,892)
		3,400,845	3,406,674
Share capital		1,331,175	1,331,175
Reserves		(1,159,971)	(1,105,562)
Shareholders' funds		171,204	225,613
Minority interests		226,979	218,276
Long term borrowings	21	2,965,780	2,925,090
Deferred tax liabilities		28,683	29,466
Deferred payables		8,199	8,229
		3,400,845	3,406,674
Net tangible assets per share (RM)		0.07	0.11

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the first quarter ended 30 September 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613
Reserve on consolidation	-	-	-	28	-	28
Transfer from/(to) capital reserve	-	-	(20,810)	(172)	20,982	-
Provision for deferred tax on investment properties	-	-	(352)	-	-	(352)
Equity accounting for share of net assets of associated companies	-	-		(25,861)	-	(25,861)
Translation loss on net equity of foreign subsidiary companies	-	-	-	(1,792)	-	(1,792)
Net loss for the financial year	-	-	-	-	(26,432)	(26,432)
Balance at 30 September 2003	1,331,175	230,188	203,450	547,329	(2,140,938)	171,204
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,895,020)	(1,179,782)
Transfer from/(to) capital reserve	-	-	(174)	(331)	505	-
Equity accounting for share of net assets of associated companies	-	-	-	(2,093)	-	(2,093)
Translation loss on net equity of foreign subsidiary companies	-	-	-	865	-	865
Net loss for the financial year	-	-	-	-	(57,191)	(57,191)
Balance at 30 September 2002	629,797	230,188	485,453	368,067	(2,951,706)	(1,238,201)

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/9/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2002 RM'000
OPERATING ACTIVITIES		
Net loss before tax	(5,507)	(8,206)
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)	21,684	98,086
Non-operating items (mainly finance costs)	24,441	78,904
Operating profit before changes in working capital	40,618	168,784
Changes in working capital:		
Net changes in current assets	(49,765)	(105,038)
Net changes in current liabilities	20,561	32,898
Others (mainly tax paid)	(1,691)	(11,947)
	9,723	84,697
INVESTING ACTIVITIES		
Net cash inflow from the disposals/dilution of subsidiaries	-	46,784
Others (mainly proceeds received from disposal of property, plant and equipment)	77,608	48,930
	77,608	95,714
FINANCING ACTIVITIES		
Bank borrowings	(16,244)	(52,140)
Withdrawal of deposits earmarked for Bonds and USD Debts redemption	(5,100)	(27,605)
Others (mainly interest paid)	(4,725)	(12,760)
	(26,069)	(92,505)
Net changes in cash & cash equivalents	61,262	87,906
Cash & cash equivalents at beginning of year	244,245	263,023
Cash & cash equivalents at end of period	305,507	350,929

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on the audit report of the preceding year's financial statement.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for Retail division which normally records higher sales during the festive seasons and school holidays.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	1,972	-	1,972	725
Food and agricultural products	2,562	-	2,562	(10,050)
Retail and distribution	505,370	-	505,370	29,959
Property	38,717	(516)	38,201	10,830
Investment holding and others	45,651	(13,182)	32,469	(2,891)
	594,272	(13,698)	580,574	28,573
Unallocated cost				(722)
Interest income				29,618
Finance costs				(49,667)
Share in results of associated companies and joint-ventures				(13,309)
Loss before taxation				(5,507)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contract whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad.

13. Review of performance

Turnover for the quarter ended 30 September 2003 was lower as compared to the preceding year's corresponding quarter mainly due to divestment of subsidiaries pursuant to the GWRS implemented in March 2003.

The Group's loss before tax was lower as compared to the preceding year's corresponding quarter due mainly to better performance by the retail division and lower finance costs.

14. Comparison with the preceding quarter's results

The Group recorded a marginally higher turnover in the current quarter as against the previous quarter due to improved turnover from the local retail division.

However, a loss before tax was recorded for the current quarter due mainly to lower results from property division and further share of associates' losses.

15. Prospects

Positive measures undertaken by the Government to boost consumer spending and the continuous low interest rate environment are expected to contribute favourably to the Group's performance in the next quarter.

16. Profit forecast / profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2002 RM'000	CURRENT YEAR TO DATE 30/9/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2002 RM'000
In respect of current period:				
- income tax	9,108	16,585	9,108	16,585
- associated companies	1,371	885	1,371	885
- deferred tax	1,186	(28)	1,186	(28)
	11,665	17,442	11,665	17,442
In respect of prior years:				
- income tax	-	(4)	-	(4)
	11,665	17,438	11,665	17,438

The effective tax rate of the Group is higher than the statutory tax rate as the taxation charge of the Group is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Profit/(loss) on sale of unquoted investments and / or properties

	CURRENT YEAR QUARTER 30/9/2003 RM'000
Profit/(loss) on disposal of unquoted investments	-
Profit/(loss) on disposal of properties	(4,103)

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-

	RM'000
Total purchases	-
Total disposals	5,468
Total loss on disposal	381

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	160,329
At book value	152,611
At market value	120,973

20. Status of corporate proposals

No	Date Announced	Subject	Status
1	9.9.2003, 23.10.2003	(i) Proposed disposal by the Group to Lion Diversified Holdings Berhad ("LDHB") of its entire equity interest in the Parkson retail group for an aggregate sale consideration of RM462.44 million to be satisfied by cash payment of RM138.95 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Parkson Disposal"). (ii) Proposed put and call option with Tan Sri William H.J. Cheng for the disposal of the RM92.63 million RCULS to be received by the Company pursuant to the Proposed Parkson Disposal to Tan Sri William H.J. Cheng or his nominees at an exercise price of RM46.315 million for RM46.315 million RCULS on 15 December 2005 and RM46.315 million for RM46.315 million RCULS on 15 December 2006.	Pending approval of: (a) Securities Commission; (b) Shareholders of the Company and LDHB; (c) Foreign Investment Committee; (d) Bank Negara Malaysia; (e) Kuala Lumpur Stock Exchange's approval-in-principle on the listing of and quotation for the new LDHB shares to be issued upon the conversion of the RCULS; (f) Relevant approvals or consents from the relevant lenders/financiers, if applicable; and (g) Any other relevant authorities.
2	9.9.2003	Proposed disposal by the Group to LDH (S) Pte Ltd ("LDHS"), a subsidiary of LDHB, for the disposal of up to 226.85 million Lion Corporation Berhad ("LCB") shares at a cash consideration of RM1.00 per share less the number of LCB shares taken up pursuant to the Proposed Restricted Offer for Sale to be undertaken by the Company pursuant to the Group Wide Restructuring Scheme ("GWRS").	Pending approval of the shareholders of the Company and LDHB.
3	24.12.2002 7.4.2003 20.5.2003 and 23.5.2003	Proposed disposal of the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited.	The Purchaser has defaulted in his obligations under the agreement in relation to the proposed disposal ("Disposal SPA"). The Company is seeking legal advice on the breach of the Disposal SPA by the Purchaser.
4	19.3.2003 and 21.10.2003	The following proposals form part of the GWRS implemented on 14.3.2003; - Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share. - The proposed renounceable restricted offer for sale of up to 226.85 million LCB shares at an offer price of RM1.00 per share representing 24.68% of LCB's share capital to eligible shareholders of LCB on a basis to be determined ("Proposed Restricted Offer for Sale").	Pending implementation.
5	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

20. Status of corporate proposals (cont'd)

Status of utilisation of proceeds from corporate proposals

Please refer to Note 26 (a) (iii)

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	71,347	971	72,318
Unsecured	67,509	-	67,509
	138,856	971	139,827
Bonds and USD Debts			
Secured	377,838	2,964,809	3,342,647
Total	516,694	2,965,780	3,482,474

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,175,214
- US Dollar	582,731	2,214,380
- Chinese Renminbi	188,457	86,521
- Others	187,649	6,359
		3,482,474

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

i) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim. No mention date has been fixed pending the extraction and service of the Amended Statement of Claim.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

23. Changes in material litigations (cont'd)

ii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and
(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and
(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Court has scheduled the hearing of an application to strike out the Petition and the mention of the Petition on 21 November 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

iii) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;
(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and
(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgement on 5 November 2003. The Court allowed Ambang Maju's application to amend its Defence on 7 November 2003. The matter is fixed for mention on 21 November 2003.

The Directors have been advised that Ambang Maju has a defence to the claim.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year to date.

25. Earnings / (Loss) per share

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests by the number of ordinary shares in issue of 1,331.2 million (30.9.2002 : 251.9 million after adjusting for the capital reconstruction under the Group Wide Restructuring Scheme).

Fully diluted

The fully diluted loss per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Conditions Imposed by Securities Commission ("SC") Pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following :

(a) Status of the Proposed Divestment Programme ("PDP")

i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Divestment concluded before Dec 2002	Divestment concluded	Subsequent to December 2002 — Proceeds Received in: Current Quarter	Current YTD	Projected to Dec 2003	Projected for full year
	RM mil	RM mil	RM mil	RM mil	RM mil (a)	RM mil (b)	RM mil (a)+(b)
By December 2002							
Steel manufacturing assets*	10.00	10.00	-	-	-	-	-
Warehouse*	3.14	3.14	-	-	-	-	-
Equity interest in property holding company*	38.73	38.73	-	-	-	-	-
Listed shares in financial services company*	70.00	70.00	-	-	-	-	-
Listed shares in industrial products company#	25.86	-	-	-	-	-	-
Listed shares	3.22	-	-	-	-	3.22	3.22
By December 2003							
Equity interest/assets in financial services company*	74.32	42.25	-	-	-	-	-
Freehold land	29.61	-	27.93	27.93	27.93	-	27.93
Equity interest in retailing companies#	127.47	-	-	-	-	-	-
Shares in unlisted/listed companies, factory and shoplots in Parade	129.02	-	-	-	-	12.85	12.85
By December 2004							
Leasehold land*	4.86	11.83	-	-	-	-	-
Equity interest in retailing companies#	315.45	-	-	-	-	-	-
Freehold land, property holding and shoplots in Parade	348.29	-	-	-	-	-	-
By December 2005							
Equity interest in retailing company#	12.87	-	-	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-	-
By December 2006							
Equity interest in retailing company#	93.23	-	-	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	-	-	-	-	-	-
Total	2,590.54	175.95	27.93	27.93	27.93	16.07	44.00

Note:
- * *Proceeds received in previous financial years*
- \# *Proposed disposal of the Parkson Retail Group and LCB Shares*

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the ACB Bonds and USD Debts.

26. Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS (cont'd)

ii) Transactions completed during the quarter

The disposal of freehold land was completed during the current quarter with gross and net proceeds at RM27.93 million and RM25.43 million respectively. All the proceeds have been received in the current quarter.

iii) *Utilisation of the divestment proceeds received*

	Pursuant to the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
			Actual	Unutilised/ Outstanding
		RM'mil	RM'mil	RM'mil
1.	Disposal by Amsteel Equity Capital Sdn Bhd of its dealer's license and certain assets including 100% equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a cash consideration of RM42.25 million.			
i)	Payment of income tax	19.38	19.38	-
ii)	Estimated expenses	0.50	0.50	-
iii)	Repayment/redemption of ACB Bonds and USD Debts	22.37	22.03	** 0.34
		42.25	41.91	0.34
2.	Disposal by Henrietta Rubber Estate Limited, a subsidiary of the Company, of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.93 million.			
i)	Estimated expenses	2.50	-	2.50
ii)	Redemption/repayment of ACB Bonds and USD Debts	25.43	25.30	0.13
		27.93	25.30	2.63

Note :

** *RM0.34 million of the proceeds are outstanding from the buyer.*

iii) Utilisation of the divestment proceeds received (cont'd)

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to SCB Developments Berhad ("SCB Dev") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
i) RM10.00 million in cash; and			
ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in SCB Dev valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	17.72	@ 96.28
2. Disposal of approximately 1,512 million new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd in settlement of debts owing by CIL.			
i) Estimated expenses	0.02	0.02	-
ii) Redemption/repayment of ACB Bonds and USD Debts	5.30	1.51	3.79
	5.32	1.53	3.79
3. Disposal by Amsteel Equity Realty (M) Sdn Bhd, of the portion of the building erected on the land held under H.S.(D) 64502, No. PT 32625, Mukim Kapar, Daerah Klang, Negeri Selangor and commonly referred to as the West Wing of Wisma Amsteel for a consideration of RM12.40 million.			
i) Novation and assumption of debts by related company	1.95	1.95	-
ii) Repayment of bank borrowings	10.45	10.45	-
	12.40	12.40	-

Note :

@ *The unutilised portion is represented by SCB Dev shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

iv) **Plans to overcome any projected shortfall**

The Group had, subsequent to the financial year ended 30 June 2003, announced a proposed disposal of its entire equity interest in the Parkson Retail Group and its shareholdings in LCB for a consideration of RM462.44 million and RM226.85 million respectively. Full details of the proposals are disclosed in Note 20. As completion of the proposals are expected by the first quarter of 2004, lenders consent will be sought to enable the repayment date for the bonds redemption to be deferred. The Group will continue to actively seek potential buyers for the assets/companies under its proposed divestment programme.

(b) Issues Affecting the Joint-Venture Companies in the People's Republic Of China ("PRC")

Please refer to Appendix A.

ISSUES AFFECTING THE JOINT VENTURE COMPANIES IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

(i) Affecting Amsteel Corporation Berhad ("Amsteel")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	26 December 2001	The restructuring is completed.
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Awaiting the approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Awaiting for approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation ("MOFTEC") on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co.'s Articles of Association.
2.	Land Use Right(s) for land ("LUR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint-venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the JV Co. is in the process of procuring the registration of the same in the JV Co.'s name.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The Amsteel Group has injected the payment for the Shortfall on 21 October, 2002. The JV Co. expect to procure the capital verification from the certified auditor by 31 December, 2003.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("POR") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against loss due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the Amsteel Group to issue a letter to state that the SHC shall compensate the Amsteel Group for any damages suffered in the event SHC fails to procure the transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building, authorised CWE to lease the building to the JV Co.
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of the Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 31 December 2003. The Management of the Amsteel Group is considering to request DTP to provide other security in lieu of the pledge.

(ii) Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial MOFTEC amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expect to obtain the endorsement by 30 June 2004.
2.	POR to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint-venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

(iii) Affecting Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
1.	LURs and PORs to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 31 December 2003.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 31 October 2003
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial MOFTEC amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve the Issue by 30 June 2004
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.